

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

May 5, 2010

Mr. Regina Kuo-Lee
Chief Financial Officer
Tanzanian Royalty Exploration Corporation
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2

> **Re: Tanzanian Royalty Exploration Corporation**
> **Form 20-F for the Fiscal Year Ended August 31, 2008**
> **Filed November 27, 2009**
> **File No. 1-32500**

Dear Ms. Kuo-Lee:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director